File No. 2311-4
May 23, 2007
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Amendment No. 6 to Preliminary Proxy Statement on Schedule 14A
Filed April 27, 2007
File No. 001-32845
Dear Mr. Reynolds:
     On behalf of our client, General Finance Corporation (“General Finance”), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter, dated May 21, 2007, to Ronald F. Valenta of General Finance regarding the above-referenced preliminary Proxy Statement. As in our previous response letters, we have set forth below each of the Staff’s numbered comments, followed by General Finance’s response. Concurrently with the delivery of this letter, General Finance is filing via EDGAR Amendment No. 7 to Schedule 14A setting forth its amended preliminary Proxy Statement reflecting the changes made in response to the Staff’s comments, among other changes noted below. A copy of the amended preliminary Proxy Statement, marked to show changes, is enclosed for your convenience. (The enclosed copy excludes the financial statements and notes to financials appearing on pages F-1 through F-110, as well as the Annexes to the Proxy Statement, which have not changed from the versions included with Amendment No. 6.)
     References in this letter to the “Proxy Statement” mean the amended preliminary Proxy Statement contained in Amendment No. 7 to Schedule 14A. Unless otherwise indicated, all page references in this letter refer to such Proxy Statement. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.
     In addition to the changes made in response to the Staff’s comments, the Proxy Statement updates and supplements some of the information contained in the previous amended preliminary Proxy Statement. In General Finance’s view, none of the updated or supplemented information reflects a material change from the information in the previous amended preliminary Proxy Statement.

John Reynolds
May 23, 2007

     You may note that we have set forth on the facing page of Amendment No. 7 the updated fee based upon the updated estimated aggregate transaction value of $102.2 million reflected throughout the Proxy Statement. The fee was calculated as follows: $10,004.36 per Amendment No. 6, plus an additional fee of $30.70, which was determined by applying the current fee rate of $30.70 per million to the $1 million excess of the updated maximum aggregate transaction value over the previous maximum aggregate transaction value (i.e., $102.2 million minus $101.2 million). General Finance has paid the additional fee of $30.70.
     Unless otherwise noted in this letter, the information provided in response to your letter has been supplied by General Finance, which is solely responsible for it. General Finance has changed or supplemented some of the disclosures in the previous amended preliminary Proxy Statement in cooperation with the Staff’s comments; however, the changes reflected in the Proxy Statement, and any changes implemented in future filings should not be taken as an admission that the prior disclosures were in any way deficient.
     We have indicated in response to some of the Staff’s comments that General Finance believes no change in disclosure is appropriate, and stated the basis for its belief. We understand these Staff comments may be withdrawn or modified based on the additional explanation or information provided by General Finance.
General
1.	We note your response to comment two of our letter dated April 19, 2007 and we reissue the prior comment. We continue to note that General Finance will only acquire 86.2% of RWA. In light of this revision to the structuring of the transaction, clarify the impact this has had upon the 80% test. There does not appear to be disclosure in your prospectus that states that if you were to just acquire control of a business that you could base the acquisition on the full value instead of the actual interest you acquire. Add clear disclosure that a reasonable investor could determine that the requirement as set forth in the Form S-1 required the value of the interest in the acquired company be at least 80% of the net assets in the trust. Please add in the “Consideration of the Acquisition” discussion and add separate risk factor disclosure that a reasonable investor could have believed that the 80% valuation would only consist of the percent of the company that is being acquired by General Finance and discuss the resultant risk. We may have further comment.

In light of the Staff’s comment, we have added disclosure on pages viii, 25 and 61 of the Proxy Statement to the effect that investors might conclude that the 80% test should apply to the value of General Finance’s equity interest in the target business, rather than to the target business as General Finance’s IPO prospectus states. We also have clarified that, even under this interpretation, the Royal Wolf acquisition satisfies the 80% test. See also our response to comment 8, below, regarding the risks associated with General Finance’s determination that the 80% test has been satisfied.

John Reynolds
May 23, 2007

2.	We note that you have revised the disclosure to now indicate that if an investor elects conversion and the acquisition is complete then the investor will be “irrevocably” electing to exchange their shares for the right to receive the cash value from the trust. Provide an analysis as to the “irrevocability” of this election to convert. Also, clarify how this would work if a shareholder elected conversion and then sold the shares in the market or the shareholder elects not to tender the shares of common stock. We may have further comment.

We have deleted all references to the “irrevocability” of a stockholder’s conversion election, which were inadvertently held over from previous versions of the Proxy Statement.
Letter to Stockholders of General Finance
3.	Clarify the number of shares in GFN Australasia to be issued as part of the purchase price of the RWA shares.

We have disclosed on page 1 of the letter to stockholders and pages ii, v, ix, 3 and 68 that General Finance will issue to Bison-GE 1,380 shares (13.8%) of GFN Australasia as partial payment for the RWA shares being acquired from Bison-GE. See also our response to comment 16, below.

4.	We reissue comment five of our letter dated April 19, 2007. We continue to note the statement that GFN Australasia is an indirect wholly-owned subsidiary. Please clarify the indirect nature of ownership throughout the proxy statement, including in this letter to stockholders. We note your supplemental response that “GFN Australasia is a wholly owned subsidiary of GFN Australasia Holdings Pty Ltd., which is a direct wholly owned subsidiary of General Finance.” This appears inconsistent with the disclosure in the proxy statement, such as on page ii, that “we will acquire the RWA shares through GFN Australasia Holdings Pty Limited, or GFN Australasia, our indirect wholly owned Australian subsidiary formed by us for this purpose.” Reconcile and revise the disclosure accordingly.

The previous reference to GFN Australasia Holdings Pty Limited as an “indirect” subsidiary was mistaken, and we have corrected it. GFN Australasia Holdings Pty Limited is a direct wholly owned subsidiary of General Finance. GFN Australasia Finance Pty Limited, which is referred to in the Proxy Statement as “GFN

John Reynolds
May 23, 2007

Australasia,” is, in turn, a direct wholly owned subsidiary of GFN Australasia Holdings Pty Limited, and General Finance’s indirect wholly owned subsidiary. We believe that these relationships are now more clearly explained on pages ii, v and ix of the Proxy Statement.
5.	We note your response to comment six of our letter dated April 19, 2007. Please supplementally confirm that you will not attempt to change the current conversion procedures through the filing of the definitive proxy or definitive additional materials, etc. In addition, we continue to note references to tendering shares prior to the shareholder meeting. For example, we note the disclosure in the letter to stockholders that “stockholders who may wish to exercise their conversion rights should promptly contact the account executive at their bank or broker” and the disclosure on page 7. Please revise the disclosure throughout.

Supplementally, General Finance hereby undertakes to not change, or attempt to change, in the definitive Proxy Statement or in any additional proxy materials the current conversion procedures set forth in the Proxy Statement. We have deleted the language cited in the letter to stockholders and on page 7, which was a holdover from previous versions of the Proxy Statement. We believe that there are no longer any such holdover references in the Proxy Statement.
Questions and Answers About the Acquisition and the Special Meeting, page iv
The Following Questions and Answers are of Interest to All Stockholders. page v
6.	We note your response to comment eight of our letter dated April 19, 2007. Please disclose the information contained in the response and the supplemental information in the proxy statement.

We have added on pages x and 9 the information contained in our response letter dated April 27, 2007. We also have added this information, along with the supplemental information requested, on page 67 of the Proxy Statement.

7.	We note your response to comment nine of our letter dated April 19, 2007. Please include the subordination agreement as an annex to the proxy statement.

We have clarified on pages x, 9 and 67 of the Proxy Statement that the subordination agreement will be between ANZ and Bison Capital, and will not be entered into by them except in conjunction with the closing of the Royal Wolf acquisition. The subordination agreement, therefore, will not be available to be annexed to the Proxy Statement. In response to the Staff’s comment, we also have clarified that the subordination agreement is expected to be in customary form.

John Reynolds
May 23, 2007

Risks Factors, page 20
8.	We note your response to comments 24 and 40 of our letter dated April 19, 2007. Please add a separate risk factor disclosure that the valuation at the time the board initially considered the transaction included ranges that fell below the 80% valuation.

We have added on page viii a separate Q. & A. and on page 25 a separate risk factor discussion relating to General Finance’s determinations regarding the 80% test.
Consideration of the Acquisition, pate 34
Original Acquisition Agreement, page 34
9.	We note your response to comment 26 of our letter dated April 19, 2007 and the statement added to page 35 of the proxy statement. Please clarify that the statement applies to the period after the effectiveness of the registration statement and before completion of the IPO.

We have clarified this previous statement on page 35 by referring specifically to the April 5, 2006 effective date of the General Finance IPO.

10.	We reissue comment 31 of our letter dated April 19, 2006. Include your supplemental response in this section. In addition, we note your supplemental response that Mr. Valenta was not acquainted with any other current or former Royal Wolf employee. This appears inconsistent with the disclosure on page 35 that “Mr. Valenta is also acquainted with several other employees of Royal Wolf Inc., the former U.S. parent company of Royal Wolf.” Name these other employees and clarify the nature of the relationships. We may have further comment.

We have added on page 35 the disclosure requested. Supplementally, please be advised that Royal Wolf, Inc., a U.S. company, is to be distinguished from “Royal Wolf,” which is the Australian business and operations of RWA. RWA acquired Royal Wolf from Royal Wolf, Inc. in December 2003, as described in the Proxy Statement. Please be advised that Mr. Valenta also is casually acquainted with Terry Nakashima, a branch manager, and Karl Obertik, the Chief Operating Officer of A Royal Wolf Portable Storage, Inc., a subsidiary of Royal Wolf, Inc. We have clarified this on page 36 of the Proxy Statement.

John Reynolds
May 23, 2007

Amended Acquisition Agreement, page 39
11.	Please discuss in this section the changes in the acquisition agreement, as requested in comment 36 of our letter dated April 19, 2007.

We have added this discussion on page 42 as requested.
Initial Valuation Analysis, page 47
12.	Please reconcile the disclosure in this section with the disclosure regarding the initial valuation in prior amendments to the proxy statement. Certain valuations appear to have increased from the disclosure initially. We may have further comment.

We have reviewed the disclosure in the initial valuation section of the Proxy Statement against the corresponding disclosure in the preliminary Proxy Statement included in Amendment No. 4 to Schedule 14A, the most recent of the previously filed preliminary Proxy Statements that included the initial valuation section. We can find no discrepancies in the disclosures as the Staff suggests. We will continue to review the disclosures in this section and promptly supplement this letter if we discover any such discrepancies. In the meantime, if the Staff continues to believe that such discrepancies exist and can be more specific, we will promptly address the Staff’s concerns.

13.	Add a more detailed discussion at the beginning of the valuation section regarding the ranges from both valuations that were below the 80% test. Also, discuss the most recent valuation in light of the percent being acquired. Discuss the potential risks.

We have identified on page 48, in the lead-in to the “Initial Valuation Analysis” section, the component valuations that indicated a value of Royal Wolf below the 80% threshold. We also have added a cross-reference to the full discussion of the 80% test, where we address the risks related to General Finance’s valuation determinations. We have added similar language on page 55 in the discussion of the updated valuation analysis. We also have added on page 55 a discussion of the comparison of the discounted valuations (86.2% vs. 100%) to the 80% test and the fact that General Finance did not attempt to separately value the 86.2% ownership interest in Royal Wolf.

14.	We continue to reissue comment 25 of our letter dated March 16, 2007.

We also have added on page 53 an explanation of management’s use of the private company data in its initial selected transactions analysis.

15.	We reissue comment 42 of our letter dated April 19, 2007. When the individual valuation model used is substantially greater than the prior valuation, provide clear disclosure as to the reasons for the change. This would apply to the various valuation models utilized by management, not just the overall valuation.

John Reynolds
May 23, 2007

We have added on pages 56, 58 and 60 more details with respect to the differences between the initial and the updated valuations for each valuation methodology employed. As you will see, the improved Royal Wolf valuations in the updated analysis relate primarily to improvements in Royal Wolf’s financial results in the last twelve months (LTM) ending December 31, 2007 utilized in the updated valuation analysis, as compared to the LTM ended June 30, 2006 utilized in the initial valuation analysis. Supplementally, please note that General Finance was (and is) optimistic about the prospects for growth and improved performance in Royal Wolf’s business, which is why it considers Royal Wolf an attractive target for its initial business combination. This has been validated by the improvement in Royal Wolf’s performance over the nearly ten months since the initial valuation was performed. The higher valuation of Royal Wolf is merely a function of the delay in completing the acquisition and the fact that Royal Wolf has been successful in achieving the improved results that were projected in connection with the initial valuation.
The Acquisition Agreement, page 62
16.	We note the disclosure on page 69 in response to comment 36 of our letter dated March 16, 2007 that the purchase price is what you would have paid on March 31, 2007 plus an additional S1.125 million and $876,500 per month until the acquisition is completed. Provide clear disclosure here and throughout the proxy statement that you are paying the same price plus the additional amount for only 86.2% of the company, as opposed to 100% of the company in the original agreement.

Supplementally, please note that General Finance is not paying the original negotiated price, plus the increased price that accrues after March 29, 2007, for only 86.2% of RWA. It is paying this price for 100% of RWA, but of this price approximately $6.7 million will be paid in the form of 13.8% of the shares of GFN Australasia and will not have to be paid in cash. General Finance, therefore, is not paying more for its 86.2% interest that it originally agreed to pay, except for the increase in purchase price that will accrue after March 29, 2007, which is attributable to General Finance’s inability to close the acquisition by March 2007 as originally negotiated in the original acquisition agreement. In other words, the price did not increase by virtue of the fact that General Finance will own 86.2%, rather than 100%, of Royal Wolf. We also note that, as originally structured, General Finance was to have issued $1.2 million of its shares as partial payment for the RWA shares, which also would have diluted somewhat the ownership interest of General Finance stockholders in Royal Wolf's business.

John Reynolds
May 23, 2007

Beneficial Ownership of Securities, page 117
17.	Disclose the control person(s) for Gilder, Gagnon, Howe & Co. LLC.

The only information available to General Finance with respect to this beneficial owner is the Schedule 13G filed by this owner with the SEC. Schedule 13G does not call for disclosure of “control person(s),” and is used for reporting purely passive investment holdings (unlike Schedule 13D). Supplementally, we are informed by Gilder, Gagnon, Howe & Co. LLC’s compliance officer that there are several principals of the firm, whom the compliance officer declined to name, and many individual holders who hold General Finance shares in client accounts over which the brokers have discretionary trading authority. We have noted in footnote 5 on page 121 the number of shares held in these discretionary client accounts.

18.	We note your response to comment 47 of our letter dated April 19, 2007. Please add a separate column to the table showing the beneficial ownership of securities, including warrants, assuming the acquisition is completed.

We have revised the beneficial ownership table on page 120 as requested.
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     As before, please address all questions and comments regarding the foregoing to me at our address set forth above or at (310) 789-1259.

Very truly yours,

/s/ Dale E. Short
DES/tms